FORM 4
                                             _________________________________
                                             |          OMB APPROVAL         |
[ ] Check this box if no longer subject      _________________________________
    to Section 16. Form 4 or Form 5          | OMB Number:         3235-0287 |
    obligations may continue.  See           | Expires:   September 30, 1998 |
    Instruction 1(b).                        | Estimated average burden      |
                                             | hours per response....... 0.5 |
                                             _________________________________


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

Family Golf Acquisition, Inc.(1)
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   (Last)            (First)            (Middle)

c/o Family Golf Centers, Inc.
225 Broadhollow Road
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                     (Street)

Melville,                 NY            11747
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   MetroGolf Incorporated (MGLF)

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3. IRS or Social Security Number of Reporting Person (Voluntary)



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4. Statement for Month/Year

   January 1998

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5. If Amendment Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ] Director                             [X] 10% Owner
   [ ] Officer (give title below)           [ ] Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or type Responses)

                        TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                                                                    5. Amount of     6. Owner-
                                                                                       Securities       ship
                        2. Trans-     3. Trans-       4. Securities Acquired (A)       Beneficially     Form:
                           action        action          or Disposed of (D)            Owned at         Direct      7. Nature of
                           Date          Code            (Instr. 3, 4 and 5)           End of           (D) or         Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            Indirect       Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          (I)            Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
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Common Stock               1/30/98     P             6,846,433(2)  A       $1.50       6,846,433            (3)           (3)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                (over)
                                                (Print or type Responses)                                         SEC 1473 (7-96)

                           TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g. puts, calls, warrants, options, convertible securities)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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Stockholders (4)      (4)       J(4)            (4)     (4)      (4)      common  910,622  (4)     0           (4)       (4)
  Agreement,                                                              stock,
  including                                                               no par
  proxy and                                                               value
  right to                                                                per
  buy(4)                                                                  share
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Warrant      $1.00    (5)       (5)                     12/97    6/99     common  500,000                      D
  (right to                                                               stock,
  buy)(5)                                                                 no par
                                                                          value
                                                                          per
                                                                          share
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Convertible  $1.00    (5)       (5)                     12/97    6/99     common  500,000                      D
  Note                                                                    stock,
  (right to                                                               no par
  buy)(5)                                                                 value
                                                                          per
                                                                          share
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Explanation of Responses:
(1) Pursuant to instruction 5(b)(v), this Form 4 is filed jointly by all of the undersigned (collectively, the "Reporting Persons"), who may be deemed to be members of a "group" pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Family Golf Acquisition, Inc. has been designated to make the filing of this Form 4.
(2) Pursuant to Agreement and Plan of Merger, dated as of December 23, 1997 (the "Merger Agreement"), by and among Family Golf Acquisition, Inc. ("Purchaser"), Family Gold Centers, Inc. ("Parent") and MetroGolf Incorporated ("Issuer"), on January 30, 1998 Purchaser consummated the tender offer (the "Tender Offer") contemplated by the Merger Agreement and purchased the shares of common stock covered by this Form 4 (the "Shares").
(3) Purchaser claims direct beneficial ownership of the Shares. Parent claims indirect beneficial ownership of the Shares through its affiliation with Purchaser.
(4) Pursuant to the Stockholders Agreement, dated as of December 23, 1997, among a certain principal stockholder of the issuer (the "Principal Stockholders"), Purchaser and Parent, the Principal Stockholder validly tendered, pursuant to the terms of the Tender Offer, 910,622 shares of common stock of the issuer owned by him. Such 910,622 shares are included in the number of Shares reported in Table I.
(5) Beneficial ownership of derivative securities previously reported. Warrant has not yet been exercised and convertible note has not yet been converted.

              FAMILY GOLF ACQUISITION, INC.

              BY: /s/ Robert J. Krause                           2/10/98
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                 Name:   Robert J. Krause                         Date
                 Title:  Chief Executive Officer
                 ** Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

                                                                   Page 2 of 2
                                                               SEC 1474 (7-96)

                           Joint Filer Information

Name:  Family Golf Centers, Inc.
Address:  225 Broadhollow Road
          Melville, NY 11747

Designated Filer:  Family Golf Acquisition, Inc.

Period Covered By Statement:  1/1/98 - 1/31/98

Issuer and Ticker or Trading Symbol:  MetroGolf Incorporated (MGLF)

Signature:  FAMILY GOLF CENTERS, INC.

            By: /s/ Dominic Chang
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                Name:   Dominic Chang
                Title:  President